UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Or

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-9788

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LANDAUER, INC. (Exact Name of registrant as specified in its charter)

2 Science Road, Glenwood, IL 60425 (Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (708) 755-7000

LANDAUER, INC.

401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2013 and 2012

Landauer, Inc.  401(k) Retirement Savings Plan

Plan Number 003, EIN 06-1218089

Index to Financial Statements

December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of the

Landauer, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Landauer, Inc. 401(k) Retirement Savings Plan (“Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ Cutrara & Co.

Cutrara & Co.

South Holland, Illinois

June 26, 2014

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2013 and 2012

	2013	2012
ASSETS
Investments, at fair value	$14,919,116	$12,076,459

Receivables:
Notes receivable from participants	358,967	293,316
Employer contributions	343,307	317,392
Participant contributions	-	26
Total receivables	702,274	610,734

Total Assets	15,621,390	12,687,193

LIABILITIES
Excess participant contributions	8,308	903

Total Liabilities	8,308	903

NET ASSETS AVAILABLE FOR BENEFITS	$15,613,082	$12,686,290

See accompanying notes to the financial statements.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2013

ADDITIONS TO NET ASSETS
Interest and dividend income	$688,925

Net appreciation in fair value of investments	1,702,610

Contributions:
Employer	698,413
Participant	925,664
Total contributions	1,624,077

Total Additions	4,015,612

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	1,083,500
Administrative expenses	5,320

Total Deductions	1,088,820

NET INCREASE	2,926,792

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	12,686,290

End of year	$15,613,082

See accompanying notes to the financial statements.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES to Financial Statements

December 31, 2013 and 2012

1.DESCRIPTION OF THE PLAN

The following description of the Landauer, Inc. 401(k) Retirement Savings Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution salary reduction plan covering all eligible employees of Landauer, Inc. (the “Company”) who are not covered by a collective bargaining agreement and are at least 18 years of age.  Eligible employees may participate in the Plan the first day of the month following, or coinciding with, 30 days of service.

Effective January 1, 2002, the Company amended and restated the Plan by adopting the ADP non-standardized 401(k) profit sharing plan and trust.  Effective April 1, 2009, the Plan was amended, changing benefits as outlined herein.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

The Plan has a qualified automatic contribution arrangement, pursuant to which all eligible employees are enrolled automatically with a 3% tax-deferred contribution rate, unless the employee elects otherwise. These contributions are invested in the Plan’s default investment option.  Employees may opt out of the automatic enrollment, stop contributions, modify their contribution rate, or change investment elections at any time.  Starting the first year after a participant is automatically enrolled in the Plan, the participant’s tax-deferred contribution rate is automatically increased by 1% annually, up to a maximum of 6%.  This occurs on the first day of each Plan year, and participants may decline such rate increases or elect a different rate.

Each plan participant may make pretax contributions up to 80% of eligible compensation.  The Company matches 50% of the first 6% of eligible compensation deferred.  In addition, the Company may make annual discretionary profit sharing contributions.  For the year ended December 31, 2013, the Company made a $343,307 profit sharing contribution to the Plan which was paid in January 2014.  For the year ended December 31, 2012, the Company made a $317,380 profit sharing plan contribution to the Plan which was paid in January 2013.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES to Financial Statements

December 31, 2013 and 2012

Participant Accounts

Each participant’s account is credited with the participant’s salary reduction contribution, and allocations of (a) the Company’s matching contribution, (b) account earnings, and (c) the Company’s profit sharing contribution, if any.  Each participant’s account is charged with an allocation of administrative expenses paid by the Plan and with the participant’s withdrawals.

The participants have the option to invest at their discretion into any group of investments selected by the trustees.  As of December 31, 2013, there were twenty-five investments available including:  Landauer Stock Fund, eight JPMorgan funds, three Invesco funds, three Morgan Stanley funds, two ClearBridge funds, two Oppenheimer funds, two Victory funds, one Alger fund, one American Century Fund,  one Federated Investors fund and one Pioneer Investments fund.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

A participant hired prior to April 1, 2009 is 100% vested at all times in his or her account that represents the salary reduction contributions, any rollover amount accepted by the Plan on his or her behalf, the employer match, and actual earnings thereon.  A participant hired after April 1, 2009 vests in Company match and profit sharing contributions at three years of service from date of hire.

Forfeited Accounts

At December 31, 2013 and 2012, forfeited non-vested accounts totaled $10,938 and $9,699, respectively.  Forfeitures are used to reduce Company contributions.

Notes Receivable from Participants

Participants may borrow from $500 to $50,000 or fifty percent of their account balance, whichever is less.  Any note is secured by the balance in the participant’s account and bears interest at 1% over the prime rate at the time the note is requested.  Notes  are required to be repaid in five years or less.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant or designated beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal or substantially equal annual installments payable over the participant’s life expectancy.  Hardship withdrawal is also permitted.  In-service withdrawals are allowed after a participant has reached 59½ years of age.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES to Financial Statements

December 31, 2013 and 2012

Administrative Expenses

Expenses of maintaining the Plan are generally paid by the Company.  Administrative expenses incurred by the Plan were $5,320 for the year ended December 31, 2013.

2.Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting under U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

The Plan invests in various investments that, in general, are exposed to various risks, such as interest rate, liquidity, credit risk, and overall market volatility risks.  Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments may occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

As of December 31, 2013 and 2012, approximately 9% and 13%, respectively, of the Plan’s net assets were invested in the Company common stock through the Landauer Stock Fund.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

Payment of Benefits

Benefit payments are recorded when paid.

Fully Benefit-Responsive Investment Contracts

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES to Financial Statements

December 31, 2013 and 2012

While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive investment contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds an indirect interest in such contracts through its investment in the Investco Stable Value Fund which has a fair value of $31,722 at December 31, 2013.  No adjustments from fair value to contract value are presented in the statements of net assets available for benefits as of December 31, 2013 because the amount of any adjustment is immaterial.

Subsequent Events and Commitment

The Plan administrator and Company management have evaluated subsequent events through June 26, 2014, the date on which the financial statements were available to be issued.  The following events occurred subsequent to December 31, 2013:

During June 2014, the Plan changed its record keeper and Plan service provider to New York Life Retirement Plan Services.  The Plan also merged the 401(k) plans of the Company’s wholly owned subsidiaries into the Plan.  These changes are expected to begin on or around June 24, 2014 with an expected completion date of July 26, 2014 (the “transition period”).

As a result of the foregoing, the Company sent notices to its participants, directors and executive officers informing them of a blackout period during the transition.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES to Financial Statements

December 31, 2013 and 2012

3.Investments

The following table presents investments, at fair value, which represent 5% or more of the Plan’s net assets available for benefits.

	December 31,
	2013	2012
Common Stock
Landauer, Inc. Common Stock	$ 1,410,601	$ 1,653,013
Mutual Funds:
Alger Capital Appreciation Fund	1,766,162	1,537,944
Invesco Equally Weighted S&P 500 Fund	1,726,765	1,296,560
Invesco Van Kampen Comstock Fund	1,776,972	519,687
Legg Mason ClearBridge Mid Cap Core Fund	1,130,106	774,744
Morgan Stanley Liquid Asset Fund	937,788	964,116
Oppenheimer International Growth Fund	797,036	572,752

During the year ended December 31, 2013, the Plan’s investments, including those investments bought and sold, as well as  held during the year, appreciated/(depreciated) in value as follows:

Mutual funds	$1,944,690
Common stock of the plan sponsor	(242,080)
$1,702,610

The Plan’s investments earned interest and dividend income of $688,925 for the year ended December 31, 2013.

4.FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan to sell an asset or paid by the Plan to transfer a liability in an orderly transaction between market participants at the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES to Financial Statements

December 31, 2013 and 2012

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Registered investment companies and common stock:  The fair values of registered investment companies and common stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Money market accounts: Fair values of money market deposit accounts have been determined to approximate their net asset values (level 2 inputs), with no discounts for credit quality or liquidity restrictions.

Stable value fund:  Fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs).  The fund invests in conventional and synthetic investment contracts issued by life insurance companies and other financial institutions, with the objective of providing an interest income reasonably obtained under prevailing market conditions and rates, preservation of capital and liquidity to pay plan benefits of its retirement plan investors.  The fund generally provides for Plan redemptions at the market value upon 10 days' notice

The methods described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES to Financial Statements

December 31, 2013 and 2012

The following tables set forth by level, within the fair value hierarchy, the plan’s fair value measurements at December 31, 2013 and 2012:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
At December 31, 2013
Money market account	$-	$2,143	$-
Landauer, Inc. common stock	1,410,601	-	-
Stable value fund	-	31,722	-
Registered investment companies
Money market fund	937,788	-	-
Value	1,846,350	-	-
Blended	2,856,871	-	-
Fixed income	1,068,713	-	-
Growth	2,928,113	-	-
International	1,639,143	-	-
Lifecycle blended	445,181	-	-
Lifecycle equities	1,752,491	-	-
Total investments at fair value	$14,885,251	$33,865	$-

At December 31, 2012
Money market account	$-	$26,077	$-
Landauer, Inc. common stock	1,653,013	-	-
Stable value fund	-	18,456	-
Registered investment companies
Money market fund	964,116	-	-
Value	1,491,554	-	-
Blended	2,356,736	-	-
Fixed income	1,127,958	-	-
Growth	1,782,398	-	-
International	1,249,934	-	-
Lifecycle blended	390,466	-	-
Lifecycle equities	1,015,751	-	-
Total investments at fair value	$12,031,926	$44,533	$-

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES to Financial Statements

December 31, 2013 and 2012

There were no significant transfers between Level 1 and Level 2 during the years ended December 31, 2013 and 2012.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES to Financial Statements

December 31, 2013 and 2012

5.Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Plan holds investments in shares of certain mutual funds managed by Morgan Stanley, the Plan’s investment advisor, and a money market fund managed by State Street Bank and Trust, the Trustee of the Plan.  The value of these combined investments at December 31, 2013 and 2012 was $2,102,848 and $1,792,427, respectively.  ADP Retirement Services provides recordkeeping and other administrative services.  Fees paid by the Plan to the trustee and recordkeeper totaled $5,320 for the year ended December 31, 2013.

The Plan allows participants to invest their account balances in shares of Landauer, Inc. common stock through the Landauer Stock Fund.  The number of shares of Landauer, Inc. common stock held by the Plan at December 31, 2013 and 2012 was 26,812 shares and 27,006 shares, respectively.  The value of these shares at December 31, 2013 and 2012 was $1,410,601 and $1,653,013, respectively.  Dividends of $60,610 were paid on these shares for the year ended December 31, 2013.

The Plan allows participants to take notes receivable from their accounts in the Plan.  These transactions qualify as party-in-interest.  The value of the notes receivable were $358,967  and $293,316 at December 31, 2013 and 2012, respectively.

6.Income Tax Status

The Plan is relying on a favorable opinion letter dated March 31, 2008 issued to ADP, Inc., the plan document sponsor.  The Plan is not required to file for an individual determination letter in addition to the opinion letter received from the Internal Revenue Service.  Although the Plan has been amended from the prototype document that received the favorable opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Internal Revenue Code.

7.Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2013

	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost **	Current Value

		Common Stock:
*	Landauer, Inc.	Common stock	n/a	$ 1,410,601

		Money Market Fund:
*	State Street Bank & Trust	Short Term Investment Fund	n/a	2,143

		Mutual Funds:
	Alger	Capital Appreciation Fund	n/a	1,766,162
	American Century	Government Bond Fund	n/a	459,625
	Federated Investors	Total Return Bond Fund	n/a	609,088
	Invesco	Equally Weighted S&P 500 Fund	n/a	1,726,765
	Invesco	Van Kampen Comstock Fund	n/a	1,776,972
	JPMorgan	SmartRetirement 2015 Fund	n/a	251,677
	JPMorgan	SmartRetirement 2020 Fund	n/a	193,504
	JPMorgan	SmartRetirement 2025 Fund	n/a	439,352
	JPMorgan	SmartRetirement 2030 Fund	n/a	411,847
	JPMorgan	SmartRetirement 2035 Fund	n/a	155,089
	JPMorgan	SmartRetirement 2040 Fund	n/a	324,243
	JPMorgan	SmartRetirement 2045 Fund	n/a	181,593
	JPMorgan	SmartRetirement 2050 Fund	n/a	240,367
	Legg Mason	ClearBridge Mid Cap Core Fund	n/a	1,130,106
	Legg Mason	ClearBridge Appreciation Fund	n/a	352,245
*	Morgan Stanley	Multi Cap Growth Trust	n/a	505,005
*	Morgan Stanley	Liquid Asset Fund	n/a	937,788
*	Morgan Stanley	Glbl Strat H	n/a	657,912
	Oppenheimer	Developing Markets Fund	n/a	184,195
	Oppenheimer	International Growth Fund	n/a	797,036
	Pioneer Investments	Oak Ridge Small Cap Growth Fund	n/a	140,773
	Victory	Established Value A Fund	n/a	69,378
	Victory	Small Company Opportunity Fund	n/a	163,928

		Collective Trust:
	Invesco	Stable Value Fund	n/a	31,722

		Other:

*	Plan participants	Notes receivable from participants (interest rates of 4.25% - 7%)	n/a	358,967
*	Plan participants	Employer contributions receivable	n/a	343,307
		Total assets		$ 15,621,390

*Represents a party-in-interest.

**All investments are participant or beneficiary directed with respect to assets allocated to individual participant accounts and therefore cost presentation is not required.

9

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Landauer, Inc. 401(k) Retirement

Savings Plan

LANDAUER, INC.

June 30, 2014	By:	/s/ Mark A. Zorko
Mark A. Zorko
Interim Senior Vice President and Interim Chief Financial Officer (Principal Financial Officer)

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